CARTER LEDYARD & MILBURN LLP Counselors at Law

Steven J. Glusband Partner — Direct Dial: 212-238-8605 E-mail: glusband@clm.com	2 Wall Street New York, NY 10005-2072 — Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 — 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

December 3, 2007

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Gilat Satellite Networks Ltd. Form 20-F for Fiscal Year Ended December 31, 2006 File No. O-2128

Dear Mr. Spirgel:

On behalf of our client, Gilat Satellite Networks Ltd. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Ms. Tal Payne, Chief Financial Officer of the Company, dated October 23, 2007 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006. We have repeated the numbered comments below and have provided a response to each comment.

1) Contractual Obligations, Page 45

Please tell us and disclose your material purchase commitments that may be outstanding as of the 2006 balance sheet date. In this regards, we note your disclosure on page 6.

Response

In 2006, the Company’s primary material purchase commitments derived from inventory’s suppliers.

The Company’s material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of our suppliers of inventory. As of December 31, 2006, our major outstanding inventory purchase commitments amounted to $9.5 million, all of which were orders placed or commitments made in the ordinary course of our business. Of these orders and commitments, $4.4 million were from suppliers which can be considered sole or limited in number. The above disclosure about inventory purchase commitments will be added for each most recent balance sheet included in future filings, in a note regarding commitments and contingencies to the annual audited consolidated financial statements.

2) Consolidated Balance Sheet

Convertible Subordinated Notes, Page F-4

Please tell us and add a note to your financial statements discussing the terms of your convertible subordinate notes for $16.3 million, including the conversion terms and your basis of accounting.

Response

The Staff is informed that such disclosure appeared in our financial statements in 2005 in Note 9a of the Company’s financial statements. The following disclosure will be reinserted in future filings to Note 11

“The Company pays interest on its 4.00% convertible subordinated notes semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The Company is committed to pay $0.4 million of the principal amount of the notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The notes are convertible at the option of the holder into the Company’s Ordinary shares at a conversion price of $17.4 per Ordinary share at any time before close of business on October 1, 2012, unless the notes have been converted pursuant to a mandatory conversion clause. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. The collateral for the notes is a second priority security interest consisting of a floating charge on all of the Company’s assets and a pledge of all of the shares of Spacenet Inc., a wholly owned subsidiary of the Company.

The interest of the holders of the notes in the collateral is subordinated to the security interest granted for the benefit of lending banks. As of December 31, 2005 and 2006, the outstanding amount of the notes is $16.3 million and $16.3 million, respectively.

The balance of the notes results from debt restructurings that occurred in 2003. The debt restructurings were accounted for as troubled debt restructuring on the basis of Combination of Types of Restructuring and on the basis of Modification of Terms pursuant to Statement of the Financial Accounting Standard (“SFAS”) No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, Emerging Issues Task Force (“EITF”) Issue No. 02-4 “Debtor’s Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings” and SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections.” Accordingly, the Company recognized a gain in 2003. As part of the accounting for the troubled debt restructurings, the Company accrued to the balance of the notes the remaining future interest payable until maturity. Therefore, the outstanding balance of the notes includes both principle and all future remaining interest payments at each reporting date. Consequently, though the Company pays periodical interest payments, the statement of operations does not reflect the costs of such interest payments.”

3) Note 2(c): Principles of consolidation, Page F-13

Please disclose the information required in paragraph 23 of FIN 46R

Response

The VIEs referred to in Note 2(c) are the trusts deriving from the Compartel projects in Colombia. The Staff is hereby advised that the Company has reviewed paragraph 23 of FIN 46R and is of the opinion that it is both the primary beneficiary of the VIEs and also holds a majority voting interest in these VIEs and as such, we believe no additional disclosure is required by paragraph 23 of FIN 46R. We respectfully refer the Staff to our response to the Staff dated November 17, 2005 in reference to our Form 20F for the Fiscal Year Ended December 31, 2004, File No 0-21218 which includes specific disclosure on these VIEs.

4) Note 2(z): Fair value of financial instruments, page F-24

Please tell us and disclose the methods and significant assumptions used in your estimate of fair value of your convertible subordinated notes. Refer to paragraph 10 of SFAS 107.

Response

The Staff is hereby advised that the notes are traded over the counter.

As is disclosed in Note 2z of our financial statements, the fair value of the convertible subordinated notes was determined based on market value (on the over the counter market) quoted as of the most recent quote available multiplied by the number of instruments outstanding.

In our future filings we will add disclosure to clarify that the fair value was determined based on the market value on over the counter marker as of the most recent quote available, multiplied by the number of instruments outstanding.

5) Note 6: Commitments and Contingencies, Page F-28

d. Legal and tax contingencies, page F-29

We note that your disclosure that you “accrued approximately, $12,000 and $10,100 as of December 31, 2006 and 2005 respectively, for the expected implications of such legal and tax contingencies.” Tell us and disclose the amount of accrual recognized for each specific contingency. In addition, please tell us and disclose your basis for each accrual.

Response

The Staff is hereby advised that the accruals provided by the Company of, “approximately, $12,000 and $10,100 as of December 31, 2006 and 2005 respectively” are comprised of approximately $8.3 million and $7.1 million of tax related accruals as of December 31 2006 and 2005, respectively, and approximately $3.7 million and $3.0 million of legal and other accruals as of December 31, 2006 and 2005, respectively. The accruals related to tax contingencies have been assessed by the Company’s management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is approximately $14.4 million and $13.8 million as of December 31, 2006 and 2005, respectively. These tax accruals include various tax matters such as taxes on income, property taxes, sales and use tax and value added tax, that are in different stages of audits, for which tax assessments have been received, or various tax exposures in which the Company has assessed the exposure and determined that an accrual is necessary. The estimated exposure for these legal and other related accruals is approximately $12.2 million and $9.8 million as of December 31, 2006 and 2005, respectively. The accruals related to legal contingencies have been assessed by the Company’s management based on the advice of outside legal advisers and are comprised of matters for which legal proceedings have been initiated against the Company.

The exposures and provisions have been assessed and provided for in accordance with SFAS 5. Liabilities related to legal proceedings and income taxes, demands and claims are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Company’s management, based on its legal counsel opinion, believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

The above expanded disclosure will be added to the Company’s future filings. Additional disclosure regarding income tax exposures will be added in future filing in order to comply with the disclosure requirements of FIN 48: “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109.”

Please do not hesitate to contact me at (212) 238-8605 or Rachel Prishkolnik, General Counsel at (+972) (3) 929-3020 with any questions or comments you may have.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband

SJG/db
Attachments

cc:	Ms. Tal Payne, Chief Financial Officer, Gilat Satellite Networks Ltd. Rachel Prishkolnik, General Counsel, Gilat Satellite Networks Ltd.